SCHEDULE 13D

                              (Rule 13d-101)

       Information to be Included in Statements Filed Pursuant to
      Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule
                                13d-2(a)

                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                          OPTEK TECHNOLOGY, INC.
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                      (Title of Class of Securities)

                                683815 10 4
                              (CUSIP Number)

                           Christopher M. Hewitt
                           Hewitt & Hewitt, P.C.
                            2612 Thomas Avenue
                            Dallas, Texas 75204
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 6, 1998
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 683815 10 4                        Page 2 of 4 Pages

1.   Name of Reporting Person/IRS Identification No. of Above
     Person (Entities Only)

     Thomas R. Filesi

2.   Check the appropriate Box if a Member of a Group (See
     Instructions)

     (a)
     (b)

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     00

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)



6.   Citizenship or Place of Organization

     United States

NUMBER OF           7.   Sole Voting Power
SHARES
BENEFICIALLY             375,499
OWNED BY
EACH                8.   Shared Voting Power
REPORTING
PERSON                   None
WITH
                    9.   Sole Dispositive Power

                         375,499

                    10.  Shares Dispositive Power

                         None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     375,499

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares    (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     5.3%

14.  Type of Reporting Person (See Instructions)
     IN

                                             Page 3 of 4 Pages


Item 1.   Security and Issuer.

     This statement relates to the Common Stock, par value $0.01 per share, of Optek Technology, Inc., a Delaware corporation (the
"Company"), whose principal executive offices are located at 1215
West Crosby Road, Carrollton, Texas 75006.


Item 2.   Identity and Background

     The name, business address and principal occupation of the reporting person are as follows:

                                   Principal Occupation
Name           Business Address    or Employment

Thomas R.      1215 W. Crosby Rd.  President and Chief Executive
Filesi         Carrollton, TX      Officer of Optek Technology,
                         75006     Inc.


     Mr. Filesi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Filesi is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

     Mr. Filesi is the beneficial owner of 301,000 shares currently outstanding purchased with his personal funds. The balance of the shares beneficially owned are issuable pursuant to options which have been issued to Mr. Filesi as President and Chief Executive Officer of the Company.


Item 4.   Purpose of Transaction

     The Common Stock of the Company has been acquired as an investment for Mr. Filesi. Mr. Filesi has no present plans or proposals which would relate to, or result in, any of the specific effects set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

                                             Page 4 of 4 pages

Item 5.   Interest in Securities of the Issuer

     The following table sets forth as of May 6, 1998, the beneficial ownership of the Company's Common Stock by Mr. Filesi, who has sole voting and investment power with respect to the shares indicated as owned by him.

Beneficial Owner         No. of Shares       Percent of Class

Thomas R. Filesi         375,499             5.3%



* Includes 74,499 shares issuable pursuant to options granted under the Company's stock option plans.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company between Mr. Filesi and any other person of a nature required to be described in this Item 6.


Item 7.   Material to be Filed as Exhibits.

No.                      Exhibit

1         Employment Agreement between Optek Technology, Inc. and
          Thomas R. Filesi.(1)

2         Form of Stock Option Agreement.(2)


(1) Previously filed as Exhibits 10.61 to the Company's Form 10-K for the fiscal year ended October 25, 1996.

(2) Previously filed as Exhibit 10.59 to the Company's Form 10-K for the fiscal year ended October 28, 1994.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May  12   , 1998             /s/ Thomas R. Filesi
                                   Thomas R. Filesi